CINELOUNGE

Profit and Loss

January - December 2021

	TOTAL
Income	
Box Office Receipts	274,358.20
Buy Out - House Tickets	1,300.00
Total Box Office Receipts	**275,658.20**
Concession Buyout | Event	245,612.19
Concession Revenue	110,539.00
Discounts given	-9,938.76
Engagement | Floor Guarantee	
Booking Fee	116,983.00
FILM SHOOTS & Misc Location Usage	31,578.04
Total Engagement | Floor Guarantee	**148,561.04**
PayPal Sales	1,996.61
PreShow Ad Revenue	2,110.00
Red Carpet/EVENT Fee	45,970.00
Royalties Received	255.73
Screening + Event Fee	14,500.00
Single Screening	103,787.00
Sponsorships	10,000.00
Total Income	**$949,051.01**
Cost of Goods Sold	
Box Office Split	133,345.15
Concessions Purchased	65,191.29
Distribution Expense	250.00
Equipment Lease & Rentals	72,716.44
Licensing	699.42
Multiple City FLOOR | Engagement Fee	
Printing - Posters, Flyers	13.50
Theatre/Venue Rental	480.00
VPF Virtual Print Fees	1,064.07
Total Multiple City FLOOR | Engagement Fee	**1,557.57**
Music Catalog - PreShow | Lobby	258.75
Subcontractors/Outside Services	52,561.74
Theatre Maintenance	394.10
Theatre Rent/Venue	219,330.00
RENT Paramount C&D	85,300.00
Total Theatre Rent/Venue	**304,630.00**
Total Cost of Goods Sold	**$631,604.46**
GROSS PROFIT	**$317,446.55**
Expenses	
Advertising	
Internet Marketing	21,025.49
Marketing	17,216.00
Professional Gifts & Promotions	215.66

	TOTAL
Promotional	26,220.16
Video Promos	1,110.00
Total Advertising	**65,787.31**
Auto	
Repairs & Maintenance	333.83
Transportation - Taxi, Uber, Lyft Services	2,127.55
Total Auto	**2,461.38**
Bad Debts	1,492.00
Bank Charges	
Bank Fees	6,736.57
Box / Credit Card Processing Fees	12,344.68
Merchant Account Fee	8,932.23
QuickBooks Payments Fees	7,247.44
Total Bank Charges	**35,260.92**
Computer	
Software	6,349.95
Total Computer	**6,349.95**
Depreciation	95,716.00
Design Expense	644.95
Digital Content Download | CINECONDUCTER et al	810.00
Donations, Charitable Contrib, Fundraisers	502.00
Dues & Subscriptions	5,884.87
Insurance Expense	
Health	11,752.89
Venue Liability Insurance	11,352.91
Workman's Comp	6,185.63
Total Insurance Expense	**29,291.43**
Interest Expense	
Amazon Card	31.69
B of A	1,101.31
Capital One	1,682.23
Chase	2,317.82
Citibank	1,003.52
PayPal	1,183.22
Sephora CC	322.38
US Bank	2,551.02
Wells Fargo	3,968.26
Total Interest Expense	**14,161.45**
Internet	1,886.67
Meals and Entertainment BUSINESS	
Misc. Meals	6,637.53
Total Meals and Entertainment BUSINESS	**6,637.53**
MOVING EXPENSES	

CINELOUNGE

Profit and Loss

January - December 2021

	TOTAL
Repair & Maintenance (deleted)	158.43
Total MOVING EXPENSES	**158.43**
Office Expense	
Office Supplies	7,433.57
Total Office Expense	**7,433.57**
Office Rent	4,000.00
Parking	1,206.75
Payroll Expense	
Payroll Processing Fee	3,308.00
Social Security Credit - COVID 19 Relief	-24,856.47
Taxes	22,920.88
Wages	
Wages - Staff	236,646.92
Total Wages	**236,646.92**
Total Payroll Expense	**238,019.33**
Postage & Shipping	7,483.12
Printing	1,961.04
Professional Fees	
Accountant	2,000.00
Architect + Designers	158.25
Bookkeeper	18,779.47
Electrician	300.00
Legal Fees	5,736.50
PR	3,250.00
Test Screen/Marketing Consultant Fee	490.00
Total Professional Fees	**30,714.22**
QC Sites/Research	984.62
Repair & Maintenance	29,260.53
Research - Movie Tix etc	5,516.11
Security Expense	11,661.50
Shipping, Delivery	553.79
Storage	1,624.66
Supplies	7,405.24
Taxes & Licenses	
City Business License	800.00
County	1,396.87
Franchise Tax Board	-386.00
Permits	1,356.64
Secretary of State	30.00
Total Taxes & Licenses	**3,197.51**
Telephone	5,282.40
Theater Renovation Expense	
6464 Sunset	4,702.85

	TOTAL
Total Theater Renovation Expense	**4,702.85**
Travel	
Festival & Conference Fees	3,164.01
Incidentals	513.12
Lodging	6,622.97
Transportation	4,538.45
Travel Meals	801.20
Total Travel	**15,639.75**
Unapplied Cash Bill Payment Expense	0.00
Uniform Expense	1,373.34
Utilities	2,514.08
Website	5,354.89
Total Expenses	**$652,934.19**
NET OPERATING INCOME	**$ -335,487.64**
Other Income	
Grants Received	374,539.37
Interest Income	1.16
Other Income	15,248.80
PPP Loan Forgiveness	34,142.00
Total Other Income	**$423,931.33**
Other Expenses	
Suspense - Payroll (deleted)	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$423,931.33**
NET INCOME	**$88,443.69**

CINELOUNGE

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1071 Bill.com Money In Clearing	0.00
1072 Bill.com Money Out Clearing	-13.50
Business Checking (WF 5173)	2,995.55
Business Checking (WF 8436)	224,548.06
PayPal Bank	45.13
Petty Cash | Nightly Cash Box Office	57,642.60
Petty Cash | Operating	1,652.00
Savings - 1991 (deleted)	-1.64
Venmo Parent	1.07
Wells Fargo 3810	40.20
Total Bank Accounts	**$286,909.47**
Other Current Assets	
Loan to Officer	422,428.96
Medical Withholding	-12,068.97
Total Loan to Officer	**410,359.99**
Prepaid Expenses	
Exchange Bank Interest (deleted)	3,101.41
M-2 Interest (deleted)	1,896.67
Red Carpet Event EQUIPMENT (deleted)	2,001.83
Total Prepaid Expenses	**6,999.91**
Undeposited Funds	0.00
Total Other Current Assets	**$417,359.90**
Total Current Assets	**$704,269.37**
Fixed Assets	
6464 Assets	
6464 Carpet	18,519.47
6464 Drapes & Screen	23,320.48
6464 Equipment Purchased	28,132.11
6464 Lobby Furniture	8,682.95
6464 POS Ticketing	6,192.94
6464 Risers	27,942.60
6464 Signage	22,835.00
6464 Sound System	10,982.85
6464 Sunset Picture & Sound	72,820.81
6464 Theatre Seats	18,708.04
Trademark/Copyright	2,090.00
Total 6464 Assets	**240,227.25**
Leasehold Improvements	
6464 Build-out	43,575.52
Total Leasehold Improvements	**43,575.52**

	TOTAL
Vehicle	8,326.84
yAccumulated Amortization	-1,672.00
zAccumulated Depreciation	-228,386.00
Total Fixed Assets	**$62,071.61**
Other Assets	
ERC Tax Credit	27,218.98
Roughcut - Option	3,000.00
Security Deposits - 6464	19,000.00
Theater Holding Fee	7,570.00
Total Other Assets	**$56,788.98**
TOTAL ASSETS	**$823,129.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amazon Synchrony CC 1857	13.38
Bank of America CC 5647 [PARENT]	0.00
Bank of America CC 5647	5,105.00
Bank of America CC 8937	2,748.65
Total Bank of America CC 5647 [PARENT]	**7,853.65**
Capital One CC 6549 (was 8059)	368.87
Chase Ink CC 5417 - Christian's	18,152.87
Chase Prime CC 6291	0.00
CitiBusiness - 2362 CLOSED	6,938.42
Paypal - Credit Card 7968	1,114.06
Sephora CC	1,525.49
US Bank - 3802 [Ch -7955]	606.65
Wells Fargo -7796 (nay 4015) (deleted)	3,365.67
Wells Fargo 7751	-3,885.23
WF Business Line of Credit -4532 (deleted)	48,852.14
Total Credit Cards	**$84,905.97**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	3,827.76
Out Of Scope Agency Payable	0.00
Payroll Taxes Payable	
Tax Deferral - Social Security	2,479.88
Total Payroll Taxes Payable	**2,479.88**
Total Other Current Liabilities	**$6,307.64**
Total Current Liabilities	**$91,213.61**
Long-Term Liabilities	

CINELOUNGE

Balance Sheet

As of December 31, 2021

	TOTAL
Channel Partners - Loan	7,441.00
Exchange Bank Leasing Loan	18,517.60
Gilbert Smith - Loan 10k	10,000.00
Loan from Director	1,700.00
M2 Lease Funds Loan	15,834.82
Paypal Loan 50k	18,036.57
PPP Loan	33,657.00
SBA EIDL 2020	281,100.00
SBA EIDL 2021	218,800.00
Small Business CDC of San Diego - Loan	98,063.62
Total Long-Term Liabilities	**$703,150.61**
Total Liabilities	**$794,364.22**
Equity	
Additional Paid In Capital	1,950.00
Capital Stock	1,000.00
Opening Balance Equity	0.00
Retained Earnings	-62,627.95
Net Income	88,443.69
Total Equity	**$28,765.74**
TOTAL LIABILITIES AND EQUITY	**$823,129.96**

CINELOUNGE

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	86,975.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	4,303.42
Inventory Asset	0.00
Loan to Officer	-166,853.67
Loan to Officer:Medical Withholding	12,068.97
Prepaid Expenses:Red Carpet Event EQUIPMENT (deleted)	-1,000.00
zAccumulated Depreciation	95,716.00
Accounts Payable	-2,458.45
Amazon Synchrony CC 1857	13.38
Bank of America CC 5647 [PARENT]:Bank of America CC 5647	-2,470.62
Bank of America CC 5647 [PARENT]:Bank of America CC 8937	1,463.40
Capital One CC 6549 (was 8059)	-14,629.36
Chase Ink CC 5417 - Christian's	183.40
Chase Prime CC 6291	0.00
CitiBusiness - 2362 CLOSED	-939.95
Paypal - Credit Card 7968	-3,476.75
Sephora CC	1,525.49
US Bank - 3802 [Ch -7955]	-20,370.48
Wells Fargo -7796 (nay 4015) (deleted)	-998.15
Wells Fargo 7751	-3,885.23
WF Business Line of Credit -4532 (deleted)	-8,800.35
Beverly Leech 48K (deleted)	-23,249.91
Beverly Leech 87.5K (deleted)	-14,659.52
BevLeech LOAN (deleted)	14,999.96
California Department of Tax and Fee Administration Payable	2,826.41
Out Of Scope Agency Payable	-31.10
PPP Loan Grant (deleted)	-5,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-135,723.11**
Net cash provided by operating activities	**$ -48,747.87**
INVESTING ACTIVITIES	
6464 Assets:6464 Equipment Purchased	-12,494.24
6464 Assets:6464 Lobby Furniture	-1,727.42
6464 Assets:6464 Signage	-490.00
Leasehold Improvements:6464 Build-out	-2,205.00
Leasehold Improvements:Santa Monica Screening Room (deleted)	0.21
ERC Tax Credit	-24,856.47
Net cash provided by investing activities	**$ -41,772.92**
FINANCING ACTIVITIES	
Channel Partners - Loan	7,441.00
Exchange Bank Leasing Loan	-18,610.80
Gilbert Smith - Loan 10k	10,000.00
M2 Lease Funds Loan	-23,290.20

CINELOUNGE

Statement of Cash Flows

January - December 2021

	TOTAL
Paypal Loan 50k	-11,006.31
PPP Loan	0.00
SBA EIDL 2021	218,800.00
Small Business CDC of San Diego - Loan	98,063.62
Opening Balance Equity	0.00
Net cash provided by financing activities	**$281,397.31**
NET CASH INCREASE FOR PERIOD	**$190,876.52**
Cash at beginning of period	96,032.95
CASH AT END OF PERIOD	**$286,909.47**